UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2015

Commission File No. 0-53646

Eagleford Energy Corp.

(Translation of Registrant’s name into English) 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

TABLE OF CONTENTS

1.              Eagleford Energy Corp. Material Change Report and News Release issued by the Company on December 8, 2015, as filed on Sedar on December 9, 2015.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: December 9, 2015	EAGLEFORD ENERGY CORP.

By: /s/ James Cassina
Name: James Cassina
Title: President

Item 1

For immediate release

Settlement of Secured Loan and Debt

Toronto, Canada December 8th, 2015 – Eagleford Energy Corp. (OTCQB “EGFDF”) (“Eagleford Energy” or the “Corporation”), announces that it has entered into a Settlement and Exercise of Collateral Agreement with its secured lender whereby effective August 31, 2015, the Corporation has agreed to surrender all of its interest in its wholly owned subsidiary Eagleford Energy, Zavala Inc. (“EEZ”) pursuant to the terms of a Secured Promissory Note (the “Note) and issue 10.0 million common shares as settlement of the Note amounting to US$1,337,793 in principal and interest that became due on August 31, 2015.

EEZ holds all of the Corporation’s oil and gas interest in the United States. The Corporation retains its Alberta, Canada wholly owned subsidiary 1354166 Alberta Ltd. which has an interest in a producing gas unit in Alberta, Canada.

In the process of restructuring its balance sheet the Corporation converted US$954,311 of debt into equity through a private placement of 95,431,100 common shares issued at US$0.01 per share and also obtained CDN$50,000 of cash and issued 5,000,000 common shares at CDN $0.01. The issuance of shares under the secured loan settlement and the private placement triggered an anti-dilution provision contained in the Corporation’s prior August 2014 private placement, mandating that such prior subscribers be compensated through the issue of additional units in the case of the Corporation issuing stock at a price below the issue price in August 2014. Consequently an additional 103,299,837 units are being issued under this provision. Each unit is comprised of one (1) common share and one half of one (1/2) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of CDN$0.10 until August 30, 2017.

For further information, please contact:

Eagleford Energy Corp.

Investor Relations

Telephone: 832 301 0519

Certain information regarding the Company in this news release may constitute forward-looking statements under applicable securities laws. The forward-looking information includes, without limitation, projections or estimates made by us and our management in connection with our business operations.  Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to the Company and the industry in which it operates as well as certain assumptions as specifically outlined in the release above.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is released and the Company disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities laws.

1 King Street West, Suite 1505, Toronto, ON, Canada Telephone: 416 364 4039, Facsimile: 416 364-8244